FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from:____________ to ____________
                         Commission file number: 1-13754

                       THE ALLMERICA FINANCIAL EMPLOYEES'
                           401(k) MATCHED SAVINGS PLAN
                           ---------------------------
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
                         -------------------------------
             (Exact name of registrant as specified in its charter)

         Delaware                                            04-3263626
         --------                                            ----------
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                         Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
               --------------------------------------------------
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
                                 --------------
              (Registrant's telephone number, including area code)

        _________________________________________________________________
        (Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Employees' 401(k) Matched
Savings Plan
Financial Statements
and Additional Information
December 31, 2004 and 2003

The Allmerica Employees' 401(k) Matched Savings Plan
December 31, 2004 and 2003
--------------------------------------------------------------------------------






TABLE OF CONTENTS




Report of Independent Registered Public Accounting Firm....................  1
Statements of Net Assets Available for Benefits............................  2
Statements of Changes in Net Assets Available for Benefits.................  3
Notes to Financial Statements..............................................  4-9

Additional Information*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)............ 10-11























* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

        Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of The Allmerica Financial Employees'
  401(k) Matched Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Employees' 401(k) Matched Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Boston, Massachusetts
June 22, 2005

The Allmerica Financial Employees' 401 (k) Matched Savings Plan
Statements of Net Assets Available for Benefits
At December 31,
--------------------------------------------------------------------------------


                                                                        2004                  2003
                                                                 -----------------    -----------------
Assets
Investments, at fair value:
     Non-affiliated mutual funds:
       Fidelity Equity-Income Fund                                $    62,048,913 *   $        -
       Spartan U.S. Equity Index Fund                                  45,549,038 *            -
       PIMCO Total Return Fund - Administrative Class                  35,388,301 *            -
       Fidelity Retirement Money Market Portfolio                      28,732,869 *            -
       Fidelity Low-Priced Stock Fund                                  23,450,102 *            -
       Artisan Mid Cap Fund                                            17,825,430              -
       American Funds Growth Fund of America- Class R4                 13,301,556              -
       Fidelity Small Cap Stock Fund                                    8,359,116              -
       Fidelity Diversified International Fund                          5,109,834              -
       Fidelity Freedom 2020 Fund                                       3,359,025              -
       Fidelity Freedom 2010 Fund                                       3,111,413              -
       Fidelity Freedom 2030 Fund                                       1,505,727              -
       Fidelity Freedom 2040 Fund                                         792,377              -
       Fidelity Freedom 2000 Fund                                         626,780              -
       Fidelity Freedom Income Fund                                       616,675              -
       Fidelity Advisor Equity Income Fund                                -                 60,495,628
       SSgA S&P 500 Index Fund                                            -                 44,039,499
       Dreyfus Premier Core Bond Fund                                     -                 33,467,190
       Dreyfus Cash Management Plus Fund                                  -                 33,328,427
       CRM Small Cap Value Fund                                           -                 15,903,590
       Putnam Vista Fund                                                  -                 12,828,137
       Alliance Bernstein Premier Growth Institutional Fund               -                  9,642,704
       TCW Galileo Small Cap Growth Fund                                  -                  4,308,779
       MFS High-Income Fund                                               -                  1,947,065
                                                                 -----------------    -----------------
                                                                      249,777,156          215,961,019

     Commingled Pool:
       Fidelity Managed Income Portfolio II - Class 2                  99,128,241 *            -

      Allmerica Financial Corporation Stock Fund:
       Allmerica Financial Corporation Stock                           22,525,263 *         23,848,138
       Cash and equivalents                                               727,444            1,058,553
                                                                 -----------------    -----------------
                                                                       23,252,707 *         24,906,691

Investment with First Allmerica Financial Life
    Insurance Company, at contract value:
      Fixed Fund                                                          -                116,772,652

Participant loans                                                       6,876,871            7,311,395
                                                                 -----------------    -----------------

Net assets available for benefits                                 $   379,034,975      $   364,951,757
                                                                 =================    =================

* Amount represents 5% or more of net assets available for benefits at December 31, 2004.


   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,
--------------------------------------------------------------------------------

                                                                 2004                       2003
                                                         ---------------------      -------------------
Net investment gains:

  Net appreciation of:
      Non-affiliated mutual funds                        $      14,830,696       $      33,992,888
      Allmerica Financial Corporation Stock Fund                 1,357,455              16,783,197
  Interest and dividend income                                  13,519,104               7,747,968
  Other gains                                                       -                       96,778
                                                         ------------------      ------------------
Total net investment gains                                      29,707,255              58,620,831

Contributions:
  Employer contributions                                         5,185,445               5,320,009
  Employee contributions                                        19,021,436              18,210,228
                                                         ------------------      ------------------
                                                                24,206,881              23,530,237
                                                         ------------------      ------------------
       Total investment gains and contributions                 53,914,136              82,151,068
                                                         ------------------      ------------------
Benefit payments                                               (39,830,918)            (31,642,880)
                                                         ------------------      ------------------
       Net increase during year                                 14,083,218              50,508,188

Net assets available for benefits, beginning of year           364,951,757             314,443,569
                                                         ------------------      ------------------

Net assets available for benefits, end of year           $     379,034,975       $     364,951,757
                                                         ==================      ==================







   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 1 - Description of plan

     The following description of The Allmerica Financial Employees' 401(k) Matched Savings Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

     General

     The Plan is a defined contribution plan for eligible employees of First Allmerica Financial Life Insurance Company ("FAFLIC," "the Sponsor" or "the Company"), a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

     The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and
     Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     On October 13, 2003, the Board of Directors of First Allmerica Financial Life Insurance Company voted to change its recordkeeper from Hewitt Associates LLC to Fidelity Management Trust Company, effective January 1, 2004. Additionally, the Board of Directors voted to appoint Fidelity Management Trust Company as Trustee of the Plan and the AFC Stock Fund, effective January 1, 2004. The Fixed Fund, which had been held by the Sponsor, was liquidated at fair value effective January 1, 2004 upon the appointment of Fidelity Management Trust Company as the recordkeeper and Trustee. These funds were reinvested in other investment vehicles offered by the Plan. Prior to January 1, 2004, the Plan's recordkeeper was Hewitt Associates, LLC and the Trustee of the Plan and the AFC Stock Fund was State Street Bank and Trust Company.

     Eligibility

     Active employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

     Employer contributions

     The Plan has a 401(k) match provision. Employees are eligible to receive matching contributions in the Plan on the first day of the calendar month coincident with or next following completion of one year of service, as defined by the Plan document. Under this provision, the amount of the match is determined by the Sponsor's Board of Directors and is announced at the beginning of each year. Employer contributions are 100% vested to the participant immediately upon receipt. In addition, the Board of Directors may require that all matching contributions be made to the AFC Stock Fund. However, this restriction was not imposed during the 2004 or 2003 plan year.

     In 2004 and 2003, the matching contribution rate was 50% of the first 6% of participants' 401(k) contributions made to the Plan in each pay period. The matching contribution rate was not applied to any 2004 or 2003 401(k) "Catch-up Contributions"
     made by participants (see "Participant accounts"). These employer contributions were allocated to the same investment vehicles as the employee contributions.

     Forfeitures

     Forfeited amounts are used to offset the employer contributions and are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant. Forfeitures of employer contributions related to nonvested terminated participants were transferred to the Fidelity Retirement Money Market Fund in 2004 and the Dreyfus Cash Management Plus Fund in 2003. Forfeitures in the amount of $3,021 and $69,589 were used to reduce employer contributions in 2004 and 2003, respectively.

     Participant accounts

     In accordance with the Internal Revenue Service ("IRS") limits, active participants are eligible to make 401(k) deferral contributions through the use of a salary reduction plan up to a maximum of $13,000 for 2004 and $12,000 for 2003.

     As a result of the Tax Relief Reconciliation Act of 2001, a "Catch-up Contribution" provision was established to allow employees, who reach at least 50 years of age during the year, to accelerate the amount they defer, up to a maximum of $16,000 for 2004 and $14,000 for 2003. The amount deferred in excess of the annual limit is not eligible to receive the Company match. In 2004, 146 employees accelerated their deferrals, which amounted to $350,178 in additional contributions. During 2003, 99 employees accelerated their deferrals resulting in additional contributions of $180,440.

     As directed by participant election, contributions can be invested in the non-affiliated mutual funds or the Allmerica Financial Corporation Stock Fund. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account. Certain of the non-affiliated mutual funds assess fees on participant accounts based upon the value of shares sold should the participant engage in the sale of shares during a pre-determined time period. These fees currently range between 1% and 2% of the value of shares sold.

     Participant loans

     Loans made to active participants are secured by the vested portion of the participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. The interest rate currently used is based upon the Prime Rate plus 1% at the inception of the loan. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. As of January 1, 2004 participants are charged a $75 loan initiation fee by the recordkeeper. Loan fees were not charged to employees in 2003. Interest income on participant loans totaled $400,891 and $492,746 in 2004 and 2003, respectively.

     Distributions and vesting provisions

     Vested account balances are payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. Distributions to participants are payable either through a lump sum payment or through periodic payments. If a lump sum distribution is elected, the participant has the option of taking their balance in the Allmerica Financial Corporation Stock Fund in-kind.

     A participant's account balance is immediately vested and includes the employer matching contribution, the rollover account, the after-tax voluntary contribution account and the tax deductible voluntary contribution account. In addition, all employer profit sharing contributions for active participants (contributed for the plan years 1994 and prior) are now fully vested.

     Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

     Significant accounting and reporting policies followed by the Plan are summarized as follows:

     Basis of presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of investments

     During 2003, the Fixed Fund was held in the Sponsor's general account and provided for guaranteed rates of interest reset annually. The credited interest rate was 5.42% for monies invested in 2003. The average rate of return for the Fixed Fund for the year ended December 31, 2003 was 5.42%. This investment option was no longer available to employees in 2004.

     The insurance contracts underlying the Fixed Fund of the Plan were fully benefit-responsive and were therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, "Reporting Investment Contracts

     Held by Health and Welfare Benefit Plans and Defined  Contribution  Plans".
     As  such,  these  investments  were  recorded  at  contract  value,   which
     approximated fair value at December 31, 2003.

     Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by Fidelity Management Trust Company in 2004 and as recorded by State Street Bank and Trust Company in 2003, which are based on the published net asset values of the funds.

     Investments in Fidelity Managed Income Portfolio II - Class 2, a commingled pool of the Fidelity Group Trust for Employee Benefit Plans, are priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies ("GICs"), investment contracts issued by commercial banks ("BICs"), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Investments in GICs, BICs and synthetic investment contracts are carried at contract value as they provide for fully benefit-responsive withdrawals. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day.

     The Allmerica Financial Corporation Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. The investment returns for 2004 and 2003 were 6.42% and 190.75%, respectively.

     Participant loans are valued at their outstanding values, which approximate fair value.

     Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

     Net appreciation (depreciation) on the fair value of investments includes realized gains and (losses) and unrealized appreciation (depreciation) of the investments.

     Administrative expenses and other fees

     Expenses related to the management of investments are reflected in the value of each investment vehicle in 2004. All other fees incurred in 2004 in the administration of the Plan were paid by the Sponsor.

     During 2003, Hewitt Associates LLC maintained agreements with certain non-affiliated mutual funds and for such agreements received a portion of certain asset-based fees (12b-1 fees) charged by the fund. These fees were calculated based on the average daily net asset value of Plan assets in each respective fund. These fees were used to reduce charges by Hewitt Associates LLC to the Sponsor for certain administrative and professional services. In addition, the Sponsor paid all other expenses incurred in 2003 in the administration of the Plan.

     Payment of benefits

     Benefits are recorded when paid.

NOTE 3 - Federal income taxes

     The Internal Revenue Service has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan termination

     Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and non-forfeitable and be either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant's option.

NOTE 5 - Other matters

     Effective January 1, 2003, certain common-law employees formerly participating in The Allmerica Financial Agent's Retirement Plan became employees of the Company. The AFC Board of Directors approved eligibility for immediate participation in The Allmerica Financial Employees' 401(k) Matched Savings Plan.

NOTE 6 - Subsequent events

     On November 8, 2004 the Board of Directors of FAFLIC approved the following amendments to the Plan effective January 1, 2005:

     o    The  name  of the  Plan  was  changed  from  The  Allmerica  Financial
          Employees' 401(k) Matched Savings Plan to The Allmerica Financial Retirement Savings Plan.

     o The employer matching contribution rate has been changed to a contribution equal to 100% of each participant's deferral, up to a maximum of 5% of compensation contributed.

     o All employees will be immediately eligible to receive the employer match.

     o Employees hired on or after January 1, 2005 will vest in the employer contribution at a rate of 50% upon completion of one year of service, and 100% after two years of service as defined in the Plan Document. All employees hired prior to January 1, 2005 will be 100% vested. All employee contributions continue to be vested 100% immediately.

     o The Plan Sponsor will conduct an annual true-up of the employer matching contributions for all those participants active as of the last day of the calendar year. Through the true-up process, the Company ensures that participants maximize their annual Company match on their deferrals, even if a participant periodically adjusts their deferrals throughout the course of the year.

     o Individuals employed by the Company on the last day of the calendar year, as well as those who retired or died during the year, will be eligible to receive a non-elective employer contribution equal to 3% of their eligible compensation. This contribution will be distributed on or before March 15 of the following year and allocated in accordance with the investment election made by each participant. This award is subject to the same vesting provisions as the employer match, described above.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
For 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2004
--------------------------------------------------------------------------------




             Identity of                            Description                  Shares or
                Issue                              of Investments                  Units       Current Value
Investments with non-affiliated
mutual funds:

   *Fidelity Equity-Income Fund     Diversified portfolio of large-cap          1,175,614    $   62,048,913
                                    value companies.

   *Spartan U.S. Equity Index Fund  Common stocks primarily those               1,062,740        45,549,038
                                    included in the S&P Composite Stock
                                    Index.

    PIMCO Total Return Fund -       Invests primarily in debt                   3,316,617        35,388,301
    Administrative Class            securities, such as: U.S.
                                    government securities, corporate
                                    bonds, and mortgage-related
                                    securities.

   *Fidelity Retirement Money       Invests in U.S. dollar-denominated         28,732,869        28,732,869
    Market Portfolio                money market securities of domestic
                                    and foreign issuers as well as
                                    repurchase agreements.

   *Fidelity Low-Priced Stock Fund  Small-cap blend fund seeking                  582,611        23,450,102
                                    capital appreciation.

    Artisan Mid Cap Fund            Long-term capital growth fund of              603,025        17,825,430
                                    mid-size companies.

    American Funds Growth Fund of   Large-cap growth fund invested                488,489        13,301,556
    America - Class R4              primarily in common stocks.

   *Fidelity Small Cap Stock Fund   Small-cap fund focused on long-term           460,304         8,359,116
                                    growth of capital by investing in
                                    both growth and value oriented
                                    securities.

   *Fidelity Diversified            Large-cap growth fund invested                178,416         5,109,834
    International Fund              primarily in non-U.S. denominated
                                    common stocks.

   *Fidelity Freedom 2020 Fund      Underlying securities are other               240,618         3,359,025
                                    Fidelity mutual funds.  Designed
                                    for investors who expect to retire
                                    around the year 2020.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Form 5500, Schedule H, Line 4i (continued)
Schedule of Assets (Held at End of Year)
December 31, 2004
--------------------------------------------------------------------------------

             Identity of                            Description                  Shares or
                Issue                              of Investments                  Units       Current Value

   *Fidelity Freedom 2010 Fund      Invests in a combination of                   228,444      $   3,111,413
                                    Fidelity equity, fixed-income, and
                                    money market funds.  Targeted to
                                    investors expected to retire around
                                    the year 2010.

   *Fidelity Freedom 2030 Fund      Underlying securities are other               106,941          1,505,727
                                    Fidelity mutual funds.  Designed
                                    for investors who expect to retire
                                    around the year 2030.

   *Fidelity Freedom 2040 Fund      Large-cap blend fund that invests              95,813            792,377
                                    in a combination of Fidelity
                                    equity, fixed income, and money
                                    market funds.  Targeted to
                                    investors expected to retire around
                                    the year 2040.

   *Fidelity Freedom 2000 Fund      Conservative allocation fund                   51,886            626,780
                                    invested in Fidelity equity,
                                    fixed-income, and money market
                                    funds.  Targeted to investors
                                    already in retirement.

   *Fidelity Freedom Income Fund    Invests in a combination of                    54,718            616,675
                                    Fidelity equity, fixed-income and
                                    money market funds.  Designed for
                                    investors already in retirement.

Commingled Pool:
      *Fidelity Managed Income      Stable value fund invested in              99,128,241         99,128,241
       Portfolio II - Class 2       investment contracts issued by
                                    insurance companies and other
                                    financial institutions, and in
                                    fixed income securities.

*Allmerica Financial
 Corporation Stock
 Fund:
    *Allmerica Financial            Common stock traded on the New York                           22,525,263
     Corporation Stock              Stock Exchange.

     Cash and equivalents                                                                             727,444

*Participant loans                   Interest rates from 4.75% to                                  6,876,871
                                     10.58%.
                                                                                              ---------------
Total Investments                                                                              $ 379,034,975
                                                                                              ===============


*  Represents party-in-interest.

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                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE ALLMERICA FINANCIAL EMPLOYEES'
                                  401(K) MATCHED SAVINGS PLAN
                                  ---------------------------
                                  (Name of Plan)

                                  /s/ John Taylor
                                  ---------------
                                  Plan Administrator: First Allmerica Financial Life Insurance Company by John Taylor
                                  Vice President, Compensation and Benefits

                                  June 24, 2005

Exhibit Index

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm


                                       13
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